May 6, 2009

Via U.S. Mail and Facsimile

Terry M. Endsley
Chief Financial Officer
Navistar International Corporation
4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

        RE:    Navistar International Corporation
                Form 10-K for the fiscal year ended October 31, 2008
                Form 10-K/A (Amendment No. 1) for the fiscal year ended
                October 31, 2008
                Form 10-Q for the quarterly period ended January 31, 2009
                Definitive Proxy Statement on Schedule 14A

                **File No. 001-09618**

Dear Mr. Endsley:

We have reviewed your response letter dated April 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the fiscal year ended October 31, 2008**

Financial Statements

Note 1. Summary of Significant Accounting Policies

Warranty, page 83 and 84

1.  We note your response to our prior comment 2, but do not believe you have fully addressed all of the concerns raised in our prior comment. You state in your response that the components of both your Truck and Engine segment's adjustments arose from new claims information that you did not have in prior periods. In this regard, please fully explain the nature of this new claim information associated with your Truck and Engine segments that was not available to you until the fourth quarter ended October 31, 2008. Also, please provide us with the detailed claims information used in estimating your warranty reserves for each of these segments during each quarterly period of 2008 and explain how the changes in such information that occurred in fourth quarter impacted your determination of your warranty reserves during the quarter ended October 31, 2008.

    Also, with regard to the Engine segment's warranty accrual, you state that in the fourth quarter of 2008 the incurred claims on 2006 model year engines indicated that actual CPU experience was higher than the CPU calculated based on claims incurred through the third quarter. We also note from your response that in the fourth quarter of 2008, you modified an assumption used in the warranty model for this segment, which is used to develop the CPU by product line and by model year. Please tell us the nature of the change made to the assumption used in this warranty model, the basis or rationale for this assumption change including why it was made in the fourth quarter of 2008 rather than in prior periods, and the impact that this assumption change had on the CPU for your affected product lines, including your 2006 model year engines for which the CPU increased during the fourth quarter of 2008.

    Furthermore, we note from your response to our prior comment 2 that the fourth quarter adjustment to pre-existing warranties arose, in part, due to an audit adjustment. Please provide us with the specific nature and amount of this audit adjustment and explain the facts and circumstances that gave rise to this audit adjustment.

    Finally, we do not agree with the conclusion provided in your response to our prior comment 2 that the $66 million fourth quarter adjustment is not material to your earnings per share calculation and disagree with your belief that you have adequately provided the disclosures as prescribed by paragraph 22 of SFAS No. 154 through the roll-forward of the warranty accrual and related footnote information included in Note 1.  In this regard, as previously requested, please revise the notes to your financial statements to include all of the disclosures required by paragraph 22 of SFAS No. 154 with regards to this change in estimate.

Part IV, page 147

Item 15.  Exhibits and Financial Statement Schedules

2.  We note you have incorporated by reference Exhibits 10.41 and 10.47.  These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement.  All agreements must be filed in full and include all attachments, schedules and exhibits.  Please amend your Form 10-K to file the entire agreements, including all exhibits and schedules.

**Form 10-K/A (Amendment No. 1) for the fiscal year ended October 31, 2008**

**Exhibit 99.2**

Blue Diamond Parts LLC Financial Statements
Note 1. Summary of Significant Accounting Policies

Description of Various Expenses, page E-65

3.  Please revise future filings to disclose in the notes to the financial statements an explanation of the allocation methods used for the various categories of expenses that are incurred by the Company's members and passed onto Blue Diamond as discussed on page E-65.  Also, please include an assertion by the Company's management in the notes to the financial statements indicating that the allocation methods used for these expenses are reasonable.  In addition, since agreements with related parties are by definition not at arms length and may be changed at any time, please provide in your footnote disclosure, if practicable, management's estimate of what the expenses would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity to your Members.  See Question 2 of SAB Topic 1:B:1 for guidance.

**Form 10-Q for the quarterly period ended January 31, 2009**

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Segment Results of Operations

Equity in income of non-consolidated affiliates , page 43

4. We note from page 27 and 43, that as part of the Ford Settlement, you expect to increase your equity ownership in your BDT and BDP joint ventures with Ford to 75%. Please provide us with and revise future filings to disclose in the notes to your financial statements the terms (i.e. purchase price and type of consideration) and timing related to the expected increase in ownership interest in BDT and BDP. Additionally, please provide us with and revise future filings to disclose in the notes to your financial statements your planned accounting treatment for the increased ownership interests in these entities.

**Definitive Proxy Statement on Schedule 14A**

Elements of Executive Compensation, page 27

5. We note your response to prior comment 8. Please confirm that in future filings you will disclose the targets and provide qualitative and quantitative disclosure for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive plan for all named executive officers.

*******************

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3813 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief


Via facsimile:  Terry M. Endsley, Chief Financial Officer
                (630) 753-2200